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                               September 23, 2021

       Meng Dong James Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       c/o 6 Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed September 17,
2021
                                                            File No. 333-256455

       Dear Mr. Tan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

       Amendment No. 3 to Form S-1

       Dilution, page 47

   1. The footnote to the line item labeled "Net proceeds from this offering and private placement of private
units" discloses that you have directed the underwriters to sell the anchor investor an
aggregate of 400,000 units in the offering. Please tell us if or how this is reflected in this
line item.
       Capitalization, page 48

   2. Please tell us how you determined the value of the 4,600,000 ordinary shares subject to possible
conversion/tender of $37,603,350 and how this reconciles with your disclosure in footnote (4).
 Meng Dong James Tan
8i Acquisition 2 Corp.
September 23, 2021
Page 2
Balance Sheet , page F-3

3. Please revise your statement at the bottom of the page to remove the reference to
         "unaudited" financial statements. This comment also applies to your financial statements on pages F-4 through F-6.
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameMeng Dong James Tan                        Sincerely,
Comapany Name8i Acquisition 2 Corp.
                                                             Division of
Corporation Finance
September 23, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName